Insider Report for Fred Dyment Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: DYMENT ( Starts with )
Given name	: FRED ( Starts with )
Transaction Date	: March 23, 2004 - March 23, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Dyment, Fred J.
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Expiriy or	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	maturity	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	YYY-MM-DD	designation	or value	equivalent
			applicable)								of underlying	number or
											securities	value of
											acquired or	underlying
											disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

O 222101	2004-02-10	2004-03-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report						Common Shares

General remarks: Granted March 15 2004

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Expiriy or	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	maturity	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	YYY-MM-DD	designation	or value	equivalent
			applicable)								of underlying	number or
											securities	value of
											acquired or	underlying
											disposed of	securities
A 222101	2004-03-15	2004-03-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report						Common Shares

General remarks: Granted March 15 2004

A' 222101	2004-03-15	2004-03-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report			180,000			Common Shares		180,000

General remarks: